UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUN ACQUISITION CO.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Mark Casey, Esq.

General Counsel

Mallinckrodt plc

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,219,044,854.48	$151,771.08

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 47,313,056 shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), outstanding multiplied by the offer price of $18.00 per Sucampo Share, (ii) 5,197,648 Sucampo Shares issuable pursuant to outstanding Sucampo stock options with an exercise price less than the offer price of $18.00 per Share, multiplied by $7.01, which is the offer price of $18.00 per Sucampo Share minus the weighted average exercise price for such options of $10.99 per Sucampo Share, (iii) 308,353 Sucampo Shares issuable pursuant to outstanding restricted stock units and performance stock awards (in the case of performance stock awards, assuming performance at “target” levels) multiplied by the offer price of $18.00 per Sucampo Share, and (iv) 18,079,110 Sucampo Shares deliverable upon the conversion of Sucampo’s outstanding 3.25% Convertible Senior Notes due 2021 (the “Notes”), to the extent the Notes are convertible in accordance with their terms into Sucampo Shares prior to the expiration of the Offer, multiplied by the offer price of $18.00 per Sucampo Share. The calculation of the filing fee is based on information provided by Sucampo as of January 9, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the Transaction Valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$151,771.08	Filing Party:	Sun Acquisition Co. and Mallinckrodt plc
Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc, an Irish public limited company (“Parent”), and Sun Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the U.S. Securities and Exchange Commission on January 16, 2018 (the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), at a price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 16, 2018 (the “Offer to Purchase”), a copy of which is attached as
Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11. Additional Information.

Regulation M-A Item 1007

The Offer to Purchase and Item 7 of the Schedule TO are each hereby amended as follows.

The information set forth in Section 9 — “Source and Amount of Funds — Term Loan Facility” of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph of such subsection and replacing such first sentence of such first paragraph with the following:

“The Term Loan Facility is expected to be incurred as an incremental term loan facility under the Credit Agreement, dated as of March 29, 2014 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Parent Credit Agreement”), among Parent, MIFSA, Mallinckrodt CB LLC, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent, in an aggregate principal amount of up to $600.0 million.”

The information set forth in Section 9 — “Source and Amount of Funds — Term Loan Facility” of the Offer to Purchase is hereby amended by deleting the third paragraph of such subsection and replacing such paragraph with the following paragraph:

“Interest Rates. Loans under the Term Loan Facility are expected to bear interest, at the option of the borrowers thereunder, at a rate equal to adjusted LIBOR or an alternate base rate, in each case subject to a floor of 0.75%, plus a spread equal to 3.00%.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

SUN ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: President

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: Senior Vice President, Finance and Corporate Controller

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press Release of Mallinckrodt plc and Sucampo Pharmaceuticals, Inc., dated December 26, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(a)(1)(F)	Investor Presentation of Mallinckrodt plc, dated December 26 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(a)(1)(G)	Summary Advertisement as published in The New York Times on January 16, 2018.*

(a)(1)(H)	Tender Offer Q&A of Mallinckrodt plc, dated January 16, 2018.*

(b)(1)	Commitment Letter, dated as of December 23, 2017, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Mallinckrodt International Finance S.A.*

(b)(2)	Joinder Agreement, dated as of January 5, 2018, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Capital Markets LLC and Mallinckrodt International Finance S.A.*

(d)(1)	Agreement and Plan of Merger, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and Sucampo Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(d)(2)	Tender and Support Agreement, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(g)	None.

(h)	None.

*	Previously filed.